UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 13)*
Faraday Future Intelligent Electric Inc.
(Name of Issuer)

Class A Common Stock, $0.0001 par value per share
(Title of Class of Securities)
74348Q108
(CUSIP Number)
FF Top Holding LLC 3655 Torrance Blvd, Suite 361-362 Torrance, California 90503 Attention: Jiawei Wang (424) 247-1184
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 14, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 74348Q108

1	NAMES OF REPORTING PERSONS
FF Top Holding LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
117,705,569 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
64,000,588 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
117,705,569 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.3% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)   Includes (i) 53,704,981 shares of Class A Common Stock held by certain other stockholders of the Issuer over which the Reporting Persons exercise voting control pursuant to voting agreements, including 1,180,689 shares of Class A Common Stock held directly by Pacific Technology Holding LLC, and (ii) 64,000,588 shares of Class B common stock, par value $0.0001 per share (the “Class B Common Stock”) held directly by FF Top Holding LLC.  Shares of Class B Common Stock are convertible into an equal number of shares of Class A Common Stock of the Issuer at any time.  Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock on a one-to-one basis.

(2)   Based on 416,060,596 shares of Class A Common Stock, comprised of (i) 392,765,372 shares of Class A Common Stock issued and outstanding as of September 14, 2022, as reported in the Issuer’s amended Registration Statement on Form S-1 (the “S-1/A”), filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on October 7, 2022, (ii) the issuance of 2,687,083 shares of Class A Common Stock and 14,339,110 shares of Class A Common Stock upon the exercise of certain warrants on September 26, 2022 and September 27, 2022, as reported in the S-1/A and (iii) the issuance of 6,269,031 shares of Class A Common Stock upon the exchange of certain promissory notes, as reported in the Issuer’s Current Report on Form 8-K (the “October 11 8-K”), filed by the Issuer with the SEC on October 11, 2022.  Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

CUSIP No.: 74348Q108

1	NAMES OF REPORTING PERSONS
Pacific Technology Holding LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
117,705,569 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
65,181,277 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
117,705,569 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.3% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)   Includes (i) 52,524,292 shares of Class A Common Stock held by certain other stockholders of the Issuer over which the Reporting Persons exercise voting control pursuant to voting agreements, (ii) 1,180,689 shares of Class A Common Stock held directly by Pacific Technology Holding LLC, and (iii) 64,000,588 shares of Class B Common Stock held directly by FF Top Holding LLC.  Shares of Class B Common Stock are convertible into an equal number of shares of Class A Common Stock of the Issuer at any time.  Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock on a one-to-one basis.

(2)   Based on 416,060,596 shares of Class A Common Stock, comprised of (i) 392,765,372 shares of Class A Common Stock issued and outstanding as of September 14, 2022, as reported in the S-1/A, (ii) the issuance of 2,687,083 shares of Class A Common Stock and 14,339,110 shares of Class A Common Stock upon the exercise of certain warrants on September 26, 2022 and September 27, 2022, as reported in the S-1/A and (iii) the issuance of 6,269,031 shares of Class A Common Stock upon the exchange of certain promissory notes, as reported in the October 11 8-K.  Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

CUSIP No.: 74348Q108

1	NAMES OF REPORTING PERSONS
FF Global Partners LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
117,705,569 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
65,181,277 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
117,705,569 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.3% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)   Includes (i) 52,524,292 shares of Class A Common Stock held by certain other stockholders of the Issuer over which the Reporting Persons exercise voting control pursuant to voting agreements, (ii) 1,180,689 shares of Class A Common Stock held directly by Pacific Technology Holding LLC, and (iii) 64,000,588 shares of Class B Common Stock held directly by FF Top Holding LLC.  Shares of Class B Common Stock are convertible into an equal number of shares of Class A Common Stock of the Issuer at any time.  Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock on a one-to-one basis.

(2)   Based on 416,060,596 shares of Class A Common Stock, comprised of (i) 392,765,372 shares of Class A Common Stock issued and outstanding as of September 14, 2022, as reported in the S-1/A, (ii) the issuance of 2,687,083 shares of Class A Common Stock and 14,339,110 shares of Class A Common Stock upon the exercise of certain warrants on September 26, 2022 and September 27, 2022, as reported in the S-1/A and (iii) the issuance of 6,269,031 shares of Class A Common Stock upon the exchange of certain promissory notes, as reported in the October 11 8-K.  Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

AMENDMENT NO. 13 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Class A Common Stock and Class B Common Stock of the Issuer on August 2, 2021, as amended on May 17, 2022, June 24, 2022, June 27, 2022, July 15, 2022, July 18, 2022, August 2, 2022, August 8, 2022, August 23, 2022, September 9, 2022, September 19, 2022, September 26, 2022 and October 17, 2022 (as so amended through October 17, 2022, the “Original Schedule 13D” and together with this Amendment No. 13, the “Schedule 13D”).  Terms defined in the Schedule 13D are used herein as so defined. Except as specifically provided herein, this Amendment No. 13 does not modify any of the information previously reported in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:
“On October 14, 2022, FF Top delivered a Notice of Nomination of Replacement FF Top Designees (the “Han Nomination Notice”) to the Issuer stating that FF Top was nominating Ms. Li Han to fill the vacancy on the Board left by Ms. Susan Swenson’s resignation.  In the Han Nomination Notice, FF Top states, among other things, that since “the ‘Implementation Condition’ (as defined in the [Heads of Agreement]) has not been satisfied and Ms. Swenson’s resignation was not effected in accordance with the first sentence of Section 3(b) of Part C of the [Heads of Agreement], the restriction set forth in the second sentence of Section 3(b) of Part C of the [Heads of Agreement] does not apply, and FF Top has the right pursuant to the Shareholder Agreement (as defined in the [Heads of Agreement]) to fill the vacancy created by Ms. Swenson’s resignation at any time.” A copy of the Han Nomination Notice is included as Exhibit 15 to this Amendment and incorporated herein by reference.  FF Top has further communicated to the Issuer that (i) it believes adding Ms. Li Han, who has a strong background in corporate governance and law as a result of having been both a public company general counsel at Shanda Group and a lawyer at several prestigious international law firms, will strengthen and bring needed skills to the Board and (ii) once Mr. Brian Krolicki resigns from the Board, which he is required to do once the “Implementation Condition” (as defined in the Heads of Agreement) has been satisfied, the Issuer will need another independent Board member in order for the Board to continue to be comprised of a majority of independent directors, as required by Nasdaq rules.

FF Top has further communicated to the Issuer that it believes that Ms. Swenson’s vacancy should be filled with a nominee of FF Top, notwithstanding the current level of FF Top’s beneficial ownership of the Issuer, in light of the manner in which the Issuer has recently substantially diluted FF Top and other pre-existing stockholders of the Issuer.

As of the date of this Amendment, the Issuer has not appointed Ms. Han to the Board, nor has the Board formally directly responded to the Han Nomination Notice.”

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby supplemented to include the following exhibit:

Exhibit 15:	Han Nomination Notice, dated October 14, 2022.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 18, 2022	FF TOP HOLDING LLC

	By:	Pacific Technology Holding LLC
	Its:	Managing Member

	By:	FF Global Partners LLC
	Its:	Managing Member
	By:	/s/ Jiawei Wang
	Name:	Jiawei Wang
	Title:	President

Dated: October 18, 2022	PACIFIC TECHNOLOGY HOLDING LLC

	By:	FF Global Partners LLC
	Its:	Managing Member
	By:	/s/ Jiawei Wang
	Name:	Jiawei Wang
	Title:	President

Dated: October 18, 2022	FF GLOBAL PARTNERS LLC

	By:	/s/ Jiawei Wang
	Name:	Jiawei Wang
	Title:	President